Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

fouRy, Inc.
100 Sun Ave. NE, Ste 650
Albuquerque, NM 87109
https://www.4rysprays.com/

Up to $1,069,996.95 in Common Stock at $2.15
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: fouRy, Inc.
Address: 100 Sun Ave. NE, Ste 650, Albuquerque, NM 87109
State of Incorporation: DE
Date Incorporated: February 11, 2016

Terms:

Equity

Offering Minimum: $9,999.65 | 4,651 shares of Common Stock
Offering Maximum: $1,069,996.95 | 497,673 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.15
Minimum Investment Amount (per investor): $215.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+

Receive 3% bonus shares

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

fouRy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The company's corporate structure:

fouRy, Inc. ("fouRy" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in New Mexico. The Company was first organized as fouRy, LLC in the state of Delaware on 2/11/16 and converted to fouRy, Inc., a Delaware C-Corporation, on 1/07/19.

The company's business:

fouRy, Inc. is commercializing the scientific discoveries and technological innovations of CTO and co-founder Dr. Arnold Kelly. fouRy's patented low-power, Spray Triode Atomizer™ imparts a high-energy negative charge to droplets or particles. The like-charged droplets or particles provide their own propulsion, are attracted to the grounded target, thoroughly coat it, and do so with a minimum of waste, drift, or overspray. Variants of the basic spray technology have applications in disinfection, fuel injection, filtering and purification, and nanofiber production.

fouRy's first commercial product will be a Spray Triode Atomizer adapted to a form-oil sprayer. Form oil is used by precast concrete manufacturers to separate forms from dried concrete or metal objects. We have demonstrated a form-oil prototype to

Oldcastle Infrastructure (CRH Americas, Inc.), the largest U.S. precast concrete manufacturer (according to Thomas.net), and have a purchase order to deliver two prototypes for further testing and evaluation.

We have received confirmation that charge-injected distilled water from our distilled water prototype will kill bacteria with 99.99 percent effectiveness. We intend to market this sprayer in disinfectant situations like meat and produce sanitization, high human contact surfaces, and glass bottles, in which conventional chemical disinfectants are undesirable. Because distilled water is far less expensive than existing disinfectants, we should be able to replace them in many applications, particularly high-frequency ones. If we can verify that charge-injected distilled water kills other microorganisms and even larger organisms, it will expand the range of applications of our sprayer.

We are working with the USDA's Agriculture Research Service to develop a sprayer for cattle tick eradication and received a grant, administered by Texas A&M University. We have a licensing agreement with Virtual Energy in which it will fund the development of a diesel fuel injector based on our technology and we will receive royalties and marketing rights. We have agreements with Raven Industries for ground-based crop-sprayer prototypes and from EAVision Technologies and Rantizo for drone-based crop sprayer prototypes upon completion of research and development work.

The company's business model:

Our model is to use Dr. Kelly's many innovations as a hub for the development of commercial products in partnership with a variety of business, government, and academic partners. Such partnerships may take the form of development and license agreements, joint ventures, equity investments in fouRy, vendor-supplier contracts, and research and development grants. We intend to use new investment and profits from operations to launch new products, upgrade our research and development with new equipment and personnel, and protect our intellectual property to the fullest extent possible.

Competitors and Industry

Competitors

Our industry is spray nozzles for a wide variety of applications. In form-oil spraying, there are a number of competitors. Oldcastle Infrastructure has been using sprayers from Nox Crete and Del Zotto. Those companies may be direct competitors, or we may form partnerships with one or both, using our nozzle technology with their platforms' storage tanks, pressurization mechanisms, and pumps. The fouRy Spray Triode Atomizer prototypes Oldcastle will be using have been adapted to existing Nox Crete sprayers, which use conventional nozzles.

We envision using our distilled-water sprayer in perishable control equipment where conventional disinfectants are undesirable. This equipment is used in produce processing operations, supermarkets, and food storage facilities. The industry leader is Prodew, which uses conventional nozzles in its systems. Using our Spray Triode Atomizer may produce the benefits of present systems—extended shelf life, maintaining freshness, and enhanced appearance, but it will also eradicate common food-borne bacteria, reducing food poisoning and liability risks.

We will incorporate our spray technology into existing systems, although we may also produce complete systems when it is commercially advantageous to do so. There are many companies manufacturing sprayers for many different applications. Most companies use their own nozzles. Based on our observations, no company or companies dominate across all markets, although some companies have substantial shares of submarkets. Our preferred approach will be to make those companies partners rather than competitors by licensing our nozzle technology to them. It is analogous to Qualcomm's successful strategy with chipsets.

Electrostatic sprayers are the closest competitor to fouRy's charge-injection spray technology. However, electrostatic sprayers typically require substantially more power than fouRy's sprayers. They often produce lower charge density and do not charge all of the droplets or particles sprayed, unlike charge-injection. The benefits of charging—the attraction of the spray to a grounded target, wrap-around, uniform coating, and far less aerosol drift and overspray—are fully realized with charge-injection. Both electrostatic and conventional sprayers can attain higher-quality sprays with fouRy's Spray Triode Atomizers.

Industry

The global agricultural sprayer market in 2020 was $2.3 billion, is projected to grow at a CAGR of 7.2% from 2021 to 2028, and is projected to reach $4.02 billion in 2028.

The global marine fuel injector market was $4.8 billion in 2020, is projected to grow at a CAGR of 3.33% from 2021 to 2028, and is projected to reach $6.247 billion in 2028.

The global camp stove market was $473.9 million in 2018 and has stayed constant or grown since then. The LDC low-cost, portable burner stove market is at least an estimated $526.1 million. The combined camping and LDC burner stove market at least an estimated $1 billion.

The precast concrete and machine tool oil markets are an estimated $200 million.

Current Stage and Roadmap

Current stage:

We have two prototypes, a form-oil sprayer and a distilled water sprayer. The form-oil sprayer requires an electronic controller to regulate the current in our nozzle, the Spray Triode Atomizer. We are awaiting controllers from a contractor and once received we will ship two form-oil sprayer prototypes to Oldcastle Infrastructure. They will evaluate the sprayers' durability and reliability. If our prototypes meet their requirements, they have verbally indicated they will replace the approximately 400 sprayers they are now using.

If we receive a replacement order from Oldcastle, which would be an estimated three to six months, we will work with form-oil sprayer manufacturers to incorporate our Spray Triode Atomizer technology into their spray platforms, probably through nonexclusive licensing agreements. If they are unwilling, we will build our own integrated form-oil sprayer and compete with them.

We recently received confirmation that charge-injected distilled water kills bacteria. Using our nozzle in existing perishable control systems is a readily apparent application that could be developed fairly quickly. With the company that tested our sprayer for bacterial eradication efficacy, we will be developing other applications as well. We also want to conduct additional tests on viruses, spores, molds, and fungi, possibly further expanding the potential applications.

We have a development and licensing agreement with Virtual Energy of Colorado Springs, to adapt our charge-injection technology to diesel fuel injectors. Virtual Energy will work with Dr. Kelly and fund the development. fouRy will receive royalties on commercial sales and have nonexclusive marketing rights. Work was delayed by Virtual Energy's move to a new facility in Colorado Springs but will resume once that move is complete later this year. The diesel fuel injector will take an estimated two to three years.

Roadmap:

As we bring form-oil spraying, distilled-water disinfection, and diesel fuel injection online, we will continue to develop and commercialize applications based on nozzle technology that does not require any fundamental research and development breakthroughs. That will include portable stove combustion, which is related to diesel fuel injection technology, and powder coating sprayers.

fouRy's powder coating sprayer charge-injects particles, but it employs an electron gun technology developed by Dr. Kelly rather than his Spray Triode Atomizer. Electron gun technology will also be used to develop a spray capability for high-conductivity fluids, a technical milestone we have yet to reach. Once reached, we will be able to spray many disinfectants, cleaning products, personal care products, and pesticides.

After that, we'll turn to filtration, separation, and polymerization applications based on the work Dr. Kelly has done over the course of his career.

The Team

Officers and Directors

Name: Robert Allen Gore

Robert Allen Gore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: February 06, 2020 - Present
  Responsibilities: Responsible for oversight, decisions, and implementation of corporate operations and strategy, receives $60,000 per year and 437,500 stock options for his position as CEO.

- **Position:** Chairman of the Board of Directors
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversee governance and conduct Board of Directors meetings, No salary

Other business experience in the past three years:

- **Employer:** 4Ry, Inc.
  Title: Vice President, Agricultural Applications
  Dates of Service: July 01, 2016 - February 06, 2020
  Responsibilities: Developing 4Ry's agricultural applications and markets

Name: Claudia Franco Kelly

Claudia Franco Kelly's current primary role is with Fieldston Associates. Claudia Franco Kelly currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversees governance of the company, no salary. Claudia works part-time at fouRy, Inc. Claudia works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

- **Employer:** Fieldston Associates
  Title: Principal
  Dates of Service: January 01, 2019 - Present
  Responsibilities: She oversees all aspects of the company's operations and formulates and implements strategic plans. Claudia serves as Director of the Alternative Board of Central New Jersey through her position as Principal of Fieldston Associates.

Name: Gary Roling

Gary Roling's current primary role is with Retired. Gary Roling currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversees governance of the company, no salary. Gary works part-time at fouRy, Inc. Gary works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

- **Employer:** J-Tec Associates Inc.
  Title: CEO
  Dates of Service: November 01, 1988 - December 31, 2020
  Responsibilities: Oversees all aspects of the company, and devises and implements strategic plans

Name: Michael Bowery

Michael Bowery's current primary role is with Virtual Energy. Michael Bowery currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversees governance of the company, no salary. Michael works part-time at fouRy, Inc. Michael works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

- **Employer:** Virtual Energy
  Title: President
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Oversees all aspects of the company and devises and implements strategic plans

Other business experience in the past three years:

- **Employer:** Eliminator Products
  Title: CEO
  Dates of Service: July 01, 2003 - Present
  Responsibilities: Oversees all aspects of the company and devises and implements strategic plans

Name: Scott Kelly

Scott Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Operations Manager
  Dates of Service: February 11, 2016 - Present
  Responsibilities: Operations management in finance, accounting, and technology, $45,000 per year salary. Scott works part-time at fouRy, Inc. Scott works 30 hours per week at fouRy, Inc.

Other business experience in the past three years:

- **Employer:** Princeton Infrared Technologies, Inc.
  Title: Government Contracts and Finance Consultant
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Works on government contracts and finance

Other business experience in the past three years:

- **Employer:** Qorvo Inc.
  Title: Consultant
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Business consultant

Other business experience in the past three years:

- **Employer:** United Silicon Carbide Inc
  Title: Government Contracts Administrator
  Dates of Service: June 01, 2010 - October 01, 2021
  Responsibilities: Responsible for maintaining government contract administration.

Name: Arnold Kelly

Arnold Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: February 11, 2016 - Present
  Responsibilities: Researches, designs, tests, and commercializes company technology, receives $60,000 annual salary

- **Position:** Director

Dates of Service: December 07, 2020 - Present
Responsibilities: Oversees company governance, No salary

Other business experience in the past three years:

- **Employer:** ZYW Corporation
  Title: Chief Technology Officer
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Developing, implementing, managing and evaluating the company's technology resources.

Name: James Dong

James Dong's current primary role is with EAVision Corporation. James Dong currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversees corporate governance, no salary. James works part-time at fouRy, Inc. James works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

- **Employer:** EAVision Corporation
  Title: CEO
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Oversees all aspects of the company, devises and implements strategic plans

Name: Mark Akimoto

Mark Akimoto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Involved with all aspects of the corporation, works closely with other team members, receives $60,000 salary per year and 437,500 stock options.

- **Position:** Director
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Oversees company governance, no salary

Other business experience in the past three years:

- **Employer:** PCB Piezotronics
  Title: Field Applications Engineer
  Dates of Service: May 01, 2022 - Present
  Responsibilities: Part-time role as field applications engineer

Other business experience in the past three years:

- **Employer:** AIG/AKM Tech.
  Title: Senior Sales Engineer
  Dates of Service: January 01, 2017 - May 01, 2022
  Responsibilities: Full-time role as Sr. Sales Engineer

Other business experience in the past three years:

- **Employer:** Bruel and Kjaer
  Title: Sales Engineer
  Dates of Service: September 01, 2016 - May 01, 2022
  Responsibilities: Full-time role as Sales Engineer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. All of our employees are considered key employees and there can be no assurance that they will remain employed, by either their choice or the Company's, at the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any of the Company's Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one basic technology: spraying charge-injected fluids and powders. Our revenues are therefore dependent upon the various markets for spraying fluids and powders. We plan to develop additional spraying technologies and applications, and related but non-spraying technologies and applications. The can be no assurances that such technologies and applications will be developed.

We may never have an operational product or service
It is possible that some or all Company products now in the laboratory or prototype stage may never be an operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes for various applications of charge-injected spraying. Delays or cost overruns in the development of our charge-injected spray technology and failure of products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete, or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
fouRy, LLC. was formed on 2/11/16 and converted to a C Class Corporation on 1/7/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be

able to pay dividends on any shares once our directors determine that we are financially able to do so. fouRy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that applications based on fouRy, Inc.'s charge-injection technology are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns one patent and has two pending applications, 1 trademark and three pending applications, one Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. There can be no assurance that pending patents or trademarks will be approved by the United States Patent and Trademarks office. The Company has no pending patent, trademark, copyright, or other intellectual property applications outside of the U.S.. The Company cannot assure that any such foreign application (s) will be made. The Company cannot assure that if made, such application (s) will be approved. The company cannot assure that if approved, any foreign patent, trademark, copyright, or other intellectual that receives an approval from a foreign authority will enjoy the same legal protections that it would in the United States.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright (s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent (s), trademark(s) or copyright (s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. There can be no assurance that the Company will be able to retain key personnel. Our Chief Technology Officer, Dr. Arnold Kelly, is eighty-nine years old. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell some products may be dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on fouRy, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on fouRy, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Future Filings Uncertain
The Company plans to file numerous trademark and patent applications in the future, both foreign and domestic. There can be no assurances that any of those applications will be filed due to: the expense, the incapacity of the inventor (s), strategic decisions not to file, or unforeseen circumstances.

We are exposed to risks associated with product liability claims.
Since our products are electricity-producing devices and may involve dispersing chemicals, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ZYW Corporation (100% owned by Arnold Kelly)	2,414,216	Common Stock	42.99%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 497,673 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 5,066,090 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 875,000 shares to be issued pursuant to stock options granted.

Series Seed Preferred Stock

The amount of security authorized is 550,000 with a total of 550,000 outstanding.

Voting Rights

One vote per share

Material Rights

Series Seed Preferred Stock Shareholders carry a liquidation preference of $1.00 per share, subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

The Conversion ratio at the rate of 1 to 1, is subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

Pursuant to an Investment Agreement entered into with the holder of our Series Seed

Preferred Stock, such holder has the right to appoint a director. In addition, certain major events require the unanimous approval of the directors, including, but not limited to, Bylaw Amendments, mergers, certain assets sales, compensation plans, and significant changes in our business plans. In addition, we are required to provide the holder of Series Seed Preferred Stock, unaudited quarterly financial statements, annual financial statements, and an annual budget. In addition, the consent of the Series Seed Preferred Holder is required for the Company to issue shares of common stock having a purchase price, or options to purchase common stock having an exercise price, less than $1.00 per share.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Convertible Preferred Stock
  Type of security sold: Equity
  Final amount sold: $466,275.00
  Number of Securities Sold: 423,886
  Use of proceeds: Operating expenses - these holders have converted into common stock.
  Date: February 10, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operating expenses
  Date: January 08, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operating expenses
  Date: February 25, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

fouRy financial statements:

Revenue and Cost of Sales

Revenue declined from $179,851 in 2020 to $25,829 in 2021 as the company's contract with the USDA for the development of a sprayer for cattle fever ticks wound down. The cost of revenue associated with the program decreased from $116,009 in 2020 to $53,394 in 2021, reflecting the reduction in contract reimbursements, although work continued on the program.

Expenses

The company's primary operating expense is salaries for its four employees, which constitute the majority of General and Administrative and Research and Development expenses. The increase in Research and Development expenses from $1,886 in 2020 to $33,412 in 2021 reflects research and development work on projects outside the USDA contract. The increase in Interest Expenses from $812 in 2020 to $28,268 reflects accruals for convertible notes and unpaid Series 3 preferred dividends. The convertible notes were converted to Series 3 preferred stock in 2021.

Results

The reduction in the cost of revenue was not enough to offset the reduction of revenue from the USDA contract and the increase in Research and Development expenses from 2020 to 2021. Other Operating Expenses and Other Income were close to constant from 2020 to 2021. The Operating Loss increased from $153,794 in 2020 to $281,865 in 2021. The total net loss increased from $134,490 in 2020 to $294,375 in 2021.

Historical results and cash flows:

Historical results and cash flows will not be representative of what investors should expect in the future. The company has been in research and development mode and has not been profitable. While research and development will always be important for our company, lack of profit obviously can't continue. This year begins the transition from research and development to a viable commercial enterprise making, distributing, and selling actual products at a profit.

We have developed prototype form-oil and distilled water sprayers. Oldcastle Infrastructure first contacted fouRy about developing a form-oil sprayer for precast-concrete metal forms that would spray better and create fewer safety risks and environmental damage. We successfully demonstrated a manually controlled sprayer prototype to Oldcastle earlier this year. We have, after a long effort, developed an electronic controller for our sprayer and will soon deliver two controller-driven prototypes to Oldcastle for extensive testing.

Oldcastle wants a better sprayer to replace their 400 sprayers. If we satisfy the preliminary tests the company has indicated it may work with us on development, refinement, and commercialization. While Oldcastle is one of the largest U.S. precast concrete manufacturers, there are many others. There are also sprayed-oil applications outside precast concrete forms, including sheet metal stamping and machine tools. Oldcastle is a subsidiary of Irish building products multinational CRH, which could be an entry point for international sales.

Recent third-party testing indicates that charge-injected distilled water kills bacteria. Further testing may verify that it also kills viruses. We are still assessing potential applications for our distilled water sprayer, but we believe that “green” disinfection with water and no chemicals would find ready acceptance in a variety of markets. This development effort will take time, including the time necessary to secure acceptance from regulators, but we believe the commercial payoff will justify the time and expense.

We have other technologies that we believe we can prototype and then commercialize without a lot of further research and development, within a time frame of one to two years assuming we can fund the startup costs. These include other fluid-spray applications, blue-flame portable stove burners, and charge-injected, powder-coating sprayers. Further down the line, we have a number of technologies that have demonstrated potential in the laboratory, simulations, or small-scale feasibility studies, some of which will require more substantial research and development.

Several of our technologies have attracted the interest and support of partners interested in hastening their development to end products. Development of diesel fuel injector technology using fouRy’s Spray Triode Atomizer is being entirely funded by Virtual Energy, a Colorado company developing new diesel technology. Their CEO is on our Board of Directors. If the diesel fuel injector becomes a successful commercial product, fouRy will receive licensing fees and revenue from direct sales. Agricultural drone company EAVision Technologies has made a substantial investment and their CEO is also on our Board of Directors. The company wants to incorporate fouRy’s spray technology into its crop-sprayer drones.

During our research and development phase, funding has been almost exclusively from research grants with the USDA and investment. At least 80 percent of our operating expenses have been the employee's salaries. Sufficient investment will allow the company to move its technology from research and development and prototype phases to commercialization. The cost of goods sold will become a much larger percentage of overall expenses.

We believe that with funding for startup costs and mass production and assembly, we can produce commercial versions of our technologies for a third or less of what we can sell them for at competitive market prices. Production that does not meet this benchmark will not be pursued. As the transition to commercialization is made, funding will increasingly come from revenues and profits, providing what we believe will be a satisfactory return to investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the company has $11,000 cash on hand. The company has a $4,000 Bank of America Corporate MasterCard account, the outstanding balance of which is $2734.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to our company operations. We have other potential sources of funding, but nothing is assured.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to the viability of the company unless we can raise funds elsewhere.

If we raise the maximum, this will comprise approximately 95% of total funds unless we raise funds elsewhere.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $10,000, we will be able to operate the company for 0.4 months, based on a current burn rate of $25,000 per month and assuming no funds are raised elsewhere.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we will be able to operate the company for 19 months (based on $950,000 net to the company after SE payment and marketing expense) based on a burn rate of $50k per month. This is based on a gradual ramp-up of expenses from the current burn rate of $25K per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Ideally, this fundraise will allow us to transition to operating profitability. If Oldcastle Infrastructure replaces their 400 sprayers with our commercial-version form-oil sprayer, we should receive an initial payment of half the total proceeds, which will pay initial component and assembly costs and fund some operating expenses. We will use the StartEngine fundraising to launch new products, expand research and development, and pay to legally protect our intellectual property portfolio, which is extensive, but we may have to conduct additional fundraising in the future. We can explore licensing and development agreements similar to our existing agreement with Virtual Energy for parts of our intellectual property portfolio. While existing shareholders have indicated a willingness to provide additional funding under certain circumstances (satisfaction of technical milestones) there are no hard-and-fast commitments. We are currently in discussions with the USDA for additional funding for research of charge-injected water spraying's efficacy in killing tick larvae and bacteria, and our basic sprayer's effectiveness with a natural pesticide.

Indebtedness

- **Creditor:** Bank of America
  Amount Owed: $2,734.00
  Interest Rate: 22.49%
  It is a credit card (MasterCard) with a $4,000 limit. It is usually paid in full each month, but we will carry a balance short term because of expenses associated with this fund raise.

- **Creditor:** Employees
  Amount Owed: $61,244.00
  Interest Rate: 0.0%
  In 2020, under the previous CEO salaries had been deferred for several months. In February, 2020, Robert Gore became the CEO. Salaries had to be deferred for several more months. A salary deferral liability (Payroll Liability) was established to current employees and to the former CEO in 2020. The CEO's deferred salary liability was offset against the former CEO's debt from salary advances and both were written off in 2021, with a small payment to the CEO because the advances were less than the deferrals. The remaining liability is to current 4Ry employees and will only be paid when there are sufficient revenues to pay them. They were not paid in 2021 despite the company's receipt of approximately $300,000 in new investment as revenues were devoted to other costs.

- **Creditor:** Raven Industries, EAVision Technologies, Rantizo, USDA
  Amount Owed: $7,500.00
  Interest Rate: 0.0%
  We have received total deposits of $7500 from 4 customers for half the total cost of prototype sprayers we're obligated to deliver once they are ready for delivery.

We recognize those deposits as liabilities until the sprayers are delivered.

Related Party Transactions

- **Name of Entity:** Gary Roling
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Conversion of right to receive preferred stock into issuance of 357,396 shares of common stock.
  Material Terms: In August 2022, we entered into an Agreement with Gary Roling, pursuant to which he agreed to convert his right to receive 263,885 shares of preferred stock, into 357,396 shares of common stock. The terms of this agreement were pari pasu with the terms of agreements we entered into with the other 3 holders of rights to receive preferred stock.

- **Name of Entity:** James Dong
  Relationship to Company: Director
  Nature / amount of interest in the transaction: We are party to an Exclusive Distribution Agreement we entered into with EAVision, Inc., for which Mr. Dong, serves as Chief Executive Officer.
  Material Terms: EAV granted an exclusive distributorship in China (later expanded to other countries) and a nonexclusive agricultural applications license for 4Ry agricultural products. EAV agrees to invest $500,000 (later raised to $550,000) in 4Ry and is granted a seat on 4Ry's Board.

Valuation

Pre-Money Valuation: $12,074,593.50

Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

fouRy is commercializing Dr. Arnold Kelly's quantum-level discoveries and his development of technologies and practical applications that rest on those discoveries. The first applications the company is planning to bring to market are based on the Spray Triode Atomizer™, a spraying technology that can charge-inject fluid droplets before the fluid leaves the Atomizer nozzle. A typical 50 micron droplet is covered with a million electrons each carrying 54eV of negative charge.

The Company believes the technological advantages of its products are a factor in its valuation. These high energy droplets produce advantages over traditional spraying and electrostatic spraying, charge-injection's closest competitor. Because the negatively charged droplets repel each other, the spray provides its own propulsion. No external power assist is required to generate an optimal spray, only the minimal power necessary to internally pump and charge the fluid. Once charged droplets leave the Atomizer, they are attracted to the grounded target being sprayed. There is far less aerosol drift and overspray, which produces economic, environmental, and safety benefits. The spray covers the entire target, including irregular and indented surfaces, with a uniform, top-quality coat.

Form-oil is sprayed by precast concrete manufacturers on the metal forms used to shape concrete objects. Oldcastle Infrastructure is the U.S.'s largest precast concrete manufacturer. fouRy has conducted a demonstration of a prototype form-oil sprayer and received a purchase order for two more advanced prototypes from Oldcastle. Those prototypes will undergo reliability and durability tests and if successful, Oldcastle has indicated it will replace its existing sprayers (around 400) with form-oil sprayers incorporating fouRy's charge-injection technology.

fouRy has received verification from a commercial partner that charge-injected distilled water from our prototype sprayer kills bacteria with 4-log (99.99%) effectiveness. This opens the door to a large range of applications, from sanitizing high-touch surfaces to combatting food-borne bacteria in produce and meat processing, transport, and commercial sales. Further testing may also establish that charged-injected distilled water kills viruses, which would create more opportunities.

Charge-injecting and atomizing fuels can increase their combustibility. Virtual Energy and fouRy have a development and licensing agreement, in which Virtual Energy will fund the development of a Spray Triode Atomizer-based diesel fuel injector, and 4Ry will receive royalties on injector sales. Virtual Energy's president, Mike Bowery, is on fouRy's Board of Directors. Based on internal computer simulations, we project a 4 to 7 percent increase in fuel efficiency and a commensurate reduction in particulate and gaseous waste. The same basic technology can be used in blue-flame portable stove burners with both fossil-based fuels and biofuels. The fuel used can burn more completely, and 4Ry self-propelling technology can eliminate the need for pressurized canisters of propane and butane.

fouRy's seed round was at a $5 million valuation. That was based primarily on Dr. Kelly's role with fouRy as co-founder and Chief Technology Officer, and his assignment of the foundational charge-injection patent to the company. Convertible Preferred Stock Series 1 was also done at that valuation. It was entirely placed with EAVision Technology, a drone company interested in incorporating fouRy's technology into its agricultural spraying drones. EAVision's CEO, Dr. James Dong, is on fouRy's Board of Directors. Convertible Preferred Stock Series 2 was done at a $6 million valuation. That series has 454,545 shares authorized with 423,886 shares issued. It was closed earlier this year when the company learned of its distilled-water sprayer's efficacy in killing bacteria.

A fouRy contractor, HVM Technology, has completed the development of an electronic controller for the Spray Triode Atomizer in the form-oil sprayer. The development of a controller has been the biggest technical challenge facing fouRy and has delayed the delivery of the two prototypes to Oldcastle Infrastructure. Now that is ready to go, we can incorporate it into prototypes of other applications and into the commercial version of the form-oil sprayer.

Oil, distilled water, and fossil-based fuel and biofuel charge injection are within fouRy's current capabilities, have attracted substantial commercial interest and partnerships, have multiple applications in billion-dollar markets, and we believe the technology can be manufactured and sold at competitive costs on a commercial scale. They are also green technologies that produce substantial benefits for both the environment and the workers who will use them. We believe the recent distilled water discovery and controller breakthrough add substantially to fouRy's value. If fouRy successfully commercializes even one of these applications, we believe it will justify the approximately $12 million valuation.

The other valuation metric that pertains to fouRy is asset-based: intellectual property. In addition to our present patent for charge-injected spraying, we are applying for patents for the distilled-water and form-oil technologies. Over the course of his forty-year career, Dr. Kelly has developed a trove of trade secrets and other intellectual property, much of which can be patented and developed into commercial applications by fouRy or licensees. We will initially focus on spray applications, but Dr. Kelly has also done extensive work on filtering and recycling industrial, engine, and transformer oils, polymerization, and nanofiber production.

Finally, fouRy's valuation is contingent on funding. We have kept costs low and operated on a shoestring financially. To fully unlock the value of Dr. Kelly's innovations requires a higher level of funding to build a research and development team to work with Dr. Kelly, take products from the laboratory to commercialization, pay increased operating expenses, and protect intellectual property.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  If we raise $10,000, the funds will cover short-term expenses, not including inventories and salaries, minus StartEngine fees.

If we raise the over allotment amount of $1,069,996.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  7.0%
  B2B sales: Internet advertising, trade shows, business publications and periodicals, contract salespeople. Crowdfunding Marketing: Social media, video, email marketing, and StartEngine platform materials.

- *Company Employment*
  35.0%
  Paying current employees for one year and hiring an additional engineer or technician.

- *Research & Development*
  21.0%
  Upgraded lab and patents.

- *Operations*
  9.0%
  Day-to-day operating expenses (does not include salaries)

- *Working Capital*
  4.5%
  Short term expenses not including inventories and salaries

- *Inventory*
  4.5%
  Parts for spray systems in various applications

- *Product launch and additional Start Engine fee*
  13.5%
  8.5 % for design and contract manufacture atomizers and controllers for form oil sprayers. 5 percent for StartEngine fees (8.5% total)

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.4rysprays.com/ (Under the News tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/4ry-sprays

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR fouRy, Inc.

[See attached]

fouRy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
fouRy, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 19, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,169	5,283
Accounts Receivable	5,428	21,000
Inventory	19,479	-
Prepaid Expenses	1,935	465
Other	226	226
Total Current Assets	33,237	26,974
TOTAL ASSETS	33,237	26,974
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,374	9,212
Payroll Liabilities	61,244	79,002
Accrued Expenses	176	-
Unearned Revenue	7,500	7,500
Preferred Dividends Payable	19,128	5,671
Total Current Liabilities	98,422	101,385
Long-term Liabilities		
PPP Loan	-	15,716
Total Long-Term Liabilities	-	15,716
TOTAL LIABILITIES	98,422	117,101
EQUITY		
Common Stock	262,500	262,500
Series 1 Preferred Stock	550,000	550,000
Series 2 Preferred Stock	438,775	106,001
Accumulated Deficit	(1,316,460)	(1,008,628)
Total Equity	(65,185)	(90,127)
TOTAL LIABILITIES AND EQUITY	33,237	26,974

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	25,829	179,851
Cost of Revenue	53,394	116,009
Gross Profit	(27,565)	63,842
Operating Expenses		
Advertising and Marketing	6,920	13,804
General and Administrative	209,330	198,389
Research and Development	33,412	1,886
Rent and Lease	4,637	3,559
Total Operating Expenses	254,300	217,639
Operating Income (loss)	(281,865)	(153,797)
Other Income		
Interest Income	-	-
Other	15,759	20,119
Total Other Income	15,759	20,119
Other Expense		
Interest Expense	28,268	812
Other	-	-
Total Other Expense	28,268	812
Provision for Income Tax	-	-
Net Income (loss)	(294,375)	(134,490)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(294,375)	(134,490)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,162	(7,661)
Inventory	(19,479)	-
Accounts Receivable	15,572	(16,570)
Prepaid Expenses	(1,470)	23,029
Accrued Expenses	176	(680)
Payroll Liabilities	(17,758)	79,002
Accrued Interest Expense Converted into Equity	32,774	-
Other	(6,219)	(226)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,758	76,893
Net Cash provided by (used in) Operating Activities	(289,617)	(57,596)
FINANCING ACTIVITIES		
Issuance of Preferred Stock	306,219	45,000
PPP Loan	(15,716)	15,716
Other	-	-
Net Cash provided by (used in) Financing Activities	290,503	60,716
Cash at the beginning of period	5,283	2,163
Net Cash increase (decrease) for period	886	3,120
Cash at end of period	6,169	5,283

Statement of Changes in Shareholder Equity

	Common Stock		Series 1 Preferred Stock		Series 2 Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	3,950,000	262,500	550,000	550,000	55,455	61,001	-	(868,467)	5,034
Issuance of Preferred Stock	-	-	-	-	40,909	45,000	-	-	45,000
Accrual of Preferred Dividend	-	-	-	-	-	-	-	(5,671)	(5,671)
Net Income (Loss)	-	-	-	-	-	-	-	(134,490)	(134,490)
Ending Balance 12/31/2020	3,950,000	262,500	550,000	550,000	96,364	106,001	-	(1,008,628)	(90,127)
Issuance of Common Stock	625,000	-	-	-			-	-	-
Issuance of Preferred Stock	-	-	-	-	181,818	200,000	-	-	200,000
Conversion of Convertible Notes into Series 2 Preferred Stock	-	-	-	-	120,704	132,775	-	-	132,775
Accrual of Preferred Dividend	-	-	-	-	-	-	-	(13,457)	(13,457)
Net Income (Loss)	-	-	-	-	-	-	-	(294,375)	(294,375)
Ending Balance 12/31/2021	4,575,000	262,500	550,000	550,000	398,886	438,775	-	(1,316,460)	(65,185)

fouRy, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

fouRy, Inc. ("the Company") was originally formed on February 11th, 2016 as a Limited Liability Company prior to converting on January 7th, 2019. The Company is commercializing charge-injection technologies developed by Cofounder and CTO Dr. Arnold Kelly in a variety of applications. The Company's headquarters are in Albuquerque, New Mexico. The Company's customers will eventually be global, but the initial emphasis will be the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through a USDA/Texas A&M government R&D program with monthly progress invoices. Performance obligations are satisfied, and revenue is recognized at the end of each reporting period upon satisfaction of certain milestones. Other sources of revenue include the selling of prototype spray systems. Invoices are generated for partial payment before shipping and are booked as unearned revenue (advance) until they have shipped. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. In 2020 and 2021, the Company had total unearned revenue of $7,500 where cash was received for spray systems with remaining performance obligations to be satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Income

In 2020, the Company generated $20,000 from the sale of shares of an unrelated Company's Stock. In 2021, the Company's PPP loan of $15,625 was forgiven (please see "Debt" disclosure).

Inventory

The Company's inventory consists of raw materials. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis and had an ending balance of $19,479 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized its Incentive Stock Option Plan ("the Plan") for the purposes of attracting and retaining talent. The Company allocated 5,000,000 shares of its Common Stock towards this Plan to be awarded as Stock Options that shall vest for 4 years at a rate of 1/4th at the end of each 12-month period. In 2019, the Company granted a total of 250,000 Stock Options with an exercise price of $1.00 per share. In 2021, the Company granted a total of 625,000 Stock Options with an exercise price of $1.10 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2020	250,000	$ 1.00	$ -
Granted	-	$ 1.00	$ -
Exercised	-	$ 1.00	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2020	250,000	$ 1.00	$ -
Granted	625,000	$ 1.10	$ -
Exercised	-	$ 1.10	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	875,000	$ 1.10	$ -
Options exercisable, December 31, 2021	125,000	$ 1.00	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

One of the Company's major shareholders is an entity owned by the Company's Co-founder and CTO, as well as its Operations Manager.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into two convertible note agreements for the purposes of funding operations. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2021. The notes are convertible into shares of the Company's Convertible Preferred Stock Series Two at a 20% discount. In September 2021, the notes converted into 120,704 shares of Series Two Stock.

In May 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $15,625 with an interest rate of 1% and maturity date in 2022. This loan was forgiven in full in March 2021.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $1.00 per share. Of this amount, 5,000,000 shares are subject to Stock Options and conversion of Preferred Stock. 3,950,000 and 4,575,000 shares were issued and outstanding as of 2020 and 2021, respectively.

The Company has authorized 1,004,545 shares of Preferred Stock. Of this amount, 550,000 shares shall be deemed as Convertible Preferred Stock Series One with a par value of $1.00 per share, and 454,545 shares shall be deemed as Convertible Preferred Stock Series Two with a par value of $1.10 per share. All 550,000 shares of Series One have been issued and outstanding as of December 31, 2020 and 2021. 96,364 and 398,886 shares of Series Two have been issued and outstanding as of December 31, 2020 and 2021, respectively.

Common Shareholders are entitled to one vote, can receive dividends at the discretion of the Boards of Directors, and carry no liquidation preference.

Convertible Preferred Stock Series One Shareholders have 1 vote for every share of Common Stock they could own if converted, carry a liquidation preference to Common Shareholders, do not receive dividends, and have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder.

Convertible Preferred Stock Series Two Shareholders have 1 vote for every share of Common Stock they could own if converted and receive a cumulative dividend of 6% per year, 1.5% payable quarterly. Unpaid cumulative dividends will convert to shares of Preferred Stock at the price of $1.10 per share. Furthermore, these shares will be converted to shares of Common Stock at the earliest of (i) the two-year anniversary of the closing date of Series Two issuance, or (ii) a financing by the Company in excess of $1,000,000. Please see "Debt" disclosure for further information regarding the conversion of two convertible notes.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2022, the date these financial statements were available to be issued.

In 2022, the Company sold 25,000 shares of Preferred Stock for $25,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital during the two years presented. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentration Risk

In 2020 and 2021, the Company generated revenue from a single source: a government-funded research and development program that supported the Company's production of an innovative charge injected precision spraying system.

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

fouRy Inc.

Simply The World's Best Spray Technology


We believe we're
SIMPLY THE
World's Best
Spray Technology
Economical
Ecological
*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.

Website | Albuquerque, NM | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	**$12.1M** Valuation
$2.15 Price per Share	**$215.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

fouRy's charge-injected spraying is low-power, creates its own propulsion, economizes on fluid or powder usage, precisely and uniformly wraps the target, including irregular surfaces, and minimizes hazardous, environmentally harmful drift and overspray. As we like to say, it's the world's greenest and most economical spray technology. fouRy has been in research and development mode since its founding, but we now have field-demonstrated, prototype form-oil, distilled water, and cattle sprayers. fouRy, Inc. is in the prototype stage of development and its products are not available to the general public.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Our charge-injected spraying potentially increases profitability by cutting materials costs and power requirements while minimizing environmental impact and worker safety risks by reducing aerosol drift and overspray.
- Our patented charge-injected spray technology can be utilized across multiple large-market applications, from pesticides to fuel injectors and more.
- One charge-injection patent, two additional patents ready to be filed, a registered logo trademark, and three trademark filings in progress - we anticipate big plans for the future.

OVERVIEW

Innovative, efficient spray technology

Across a wide range of applications and industries, fouRy's innovative technology can make spraying more efficient and economical, less wasteful, and safer for humans, animals, plants, and the environment.

Our company has developed low-power, charge-injected spraying, which we believe is a unique and superior way to spray.


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*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.


IN THE VIDEO ABOVE...
The sprayer and hand do not change position, yet the spray covers the entire hand!
HOW IS THAT POSSIBLE?
The answer is fouRy's ChIPS:
Charge Injected
Precision Spraying

*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.

Charge-injected spraying requires no propellants. The spray can wrap around and evenly coats all of a target's surfaces, including irregularities and indentations, with minimal drift or overspray. This means things like materials costs, environmental damage, and safety risks from spray dispersal can be minimized.

Dr. Arnold Kelly, fouRy's co-founder and CTO, has a Ph.D. from CalTech, worked at the Jet Propulsion Laboratory, Exxon, and was a full professor at Princeton's Department of Mechanical and Aerospace Engineering. He is the listed inventor or co-inventor on 20 patents, including fouRy's foundational charge-injection patent, and has authored or co-authored 20 technical papers on charge-injection. He is one of the world's leading authorities on charge-injected spraying and the quantum physics associated with it because he invented it.

THE Problem

Most spraying and fuel combustion technologies are hazardous and wasteful

That's because the fluid or powder being sprayed are typically lost to aerosol drift or overspray–coating the target more than once. Fuels are burned incompletely, leading to unhealthy particulate and gaseous wastes. Not to mention...


CONVENTIONAL SPRAYING CAN:
Be inefficient & costly
Be hazardous, creating drift & overspray
Lead to incomplete coating with linear sprays
Create health risks & damage the environment
FUEL COMBUSTION CAN:
Require high-pressure fuel injection
Produce particulate & gaseous emissions
Be less fuel efficient with incomplete combustion
Require expensive pollution control systems

THE SOLUTION

We think ChIPS completely changes the game

fouRy's patented Spray Triode Atomizer™ is the heart of Charge-Injected Precision Spraying™, or ChIPS™.

The Spray Triode Atomizer can impart a negative charge to the sprayed fluid before it leaves the nozzle. The negatively charged droplets can repel each other. The spray can provide its own propulsion, eliminating the need for chemical propellants and superfluous water in the spray. Droplet size and spray path can be controlled. There is little or no aerosol drift, and the spray's wrap-around effect can thoroughly and evenly coat all surfaces with little to no overspray. It's that simple.

Here's Dr. Kelly:


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*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.

For combustion applications like portable burner stoves, the Spray Triode Atomizer produces smaller charged droplets and virtually complete blue-flame combustion. In an internal combustion engine, the like-charged droplets' mutual repulsion produces better dispersion and mixing within the combustion chamber. Simulations show that charge, smaller droplet size, greater dispersion, and improved air-fuel mixture produce higher fuel combustibility, improved engine efficiency, and less particulate and gaseous waste byproducts, creating what we feel is **superior performance at competitive cost**.


ATOMIZER
Spray Triode Atomizer™ charges each droplet before it exits the nozzle
COULOMB REPULSION
The spray provides its own propulsion
CHARGED DROPLETS SEEK GROUND
Spray wraps grounded target at low power & pressure
EFFICIENT COMBUSTION APPLICATIONS
Smaller, charged-fuel droplets
CM
CM

*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.

We believe that ChIPS technologies substantially lower costs, increase efficiency, and reduce the environmental impact in a variety of applications.

We anticipate that ChIPS will have transformative potential in the following industries:

- Aerosol Personal Care Products
- Precision Crop Spraying
- Livestock and Meat Safety
- Eradicating Insect-borne Diseases
- Industrial Painting and Coating
- Powering Efficient, Green Outdoor Appliances
- More Efficient, Less Polluting Diesel Engines
- And much more

Our business model is to incorporate ChIPS technology into multiple spraying applications and platforms—both our own and licensees—and to extend Dr. Kelly's fundamental discoveries to commercial applications like disinfection, filtration, fuel-injection, and polymeric nanofiber production.


Business Model
SPRAY APPLICATIONS
Testing form-oil sprayer with Oldcastle Infrastructure
University & USDA entomologists testing cattle sprayers
Raven, EAVision & Rantizo: testing prototype ground-based and drone crop sprayers, potential high-volume distributors and customers
ChIPS incorporated into multiple spray applications and platforms
Commercial production, distribution & sales
COMBUSION APPLICATIONS
Partner with Virtual Energy on fuel injector development & production
Receive royalties on all fuel injectors incorporating fouRy technology
Establish fouRy distribution channels & direct sales to OEMs
Basic burner stoves for LDC markets
Advanced burner stoves for recreational camping markets

THE MARKET

Entering robust markets at many entry points

Our technology and physics may enable numerous applications in multi-billion dollar industries and are both economically and environmentally sound.


SPRAYING
$2-$4 Billion
Pesticide applications annually
$200 Million
Precast concrete & machine-tool oils annually
COMBUSTION APPLICATIONS
$4-$6 Billion
Gas & diesel fuel injectors annually
$1 Billion
Portable fossil fuel & biofuel stoves annually

(source, source/source, source/source, source)

fouRy wants to put its unique charge-injection technology into as many types of spraying applications as possible.



Competition—Sprayers

	fouRy Charge Injection	Competition Electrostatic
Charge-injected	✓	✗
Low power requirement	✓	✗
Charges all droplets	✓	✗
Self-propelled spray	✓	✗
Minimizes waste, drift, overspray	✓	✗
Uniform, top quality, wrap-around coating	✓	✗

*The information in the above graphic includes anticipated features for fouRy's Charge Injections. fouRy is still in the prototype stage of development

Our Traction

Gearing up with partners, prototypes, patents, and trademarks

We have agreements with commercial and government partners to develop specialized spraying applications. Third-party testing indicates that charge-injected distilled water can kill bacteria. We're just starting to determine the commercial opportunities. Dr. Kelly's theoretical and lab work support eventual expansion to separation, filtration, and desalination technologies. fouRy owns the charge-injection patent, has filed two additional patent applications for distilled water and form-oil spraying technology, registered its logo trademark, and filed three other trademark applications. Our trade secrets will eventually be the basis for more patents and trademarks.

Here's a closer look at our successes.



Milestones
Received grant from USDA for cattle tick control; Texas A&M administers the grant
Two cattle sprayer demonstrations for USDA
Network of veterinary entomologiests to test pesticide sprayers
Raven Industries lab tests crop sprayers, will advance to field tests
EAVision: Distribution & License Agreement, Investment & board seat
Virtual Energy to fund development of fouRy-based fuel injector
Third-party testing has verified that charge-injected distilled water is a bactericide
Upgraded Spray Triode Atomizer: design, materials & production
High-voltage sprayer controllers developed by VE and HVM Tech
Oldcastle Infrastructure testing prototype form-oil sprayer for performance, durability & reliability

Why Invest

We have patented a new technology

At fouRy, we're incorporating discoveries of quantum-level electrical phenomena - putting approximately a million highly charged electrons on each drop of a charge-injected spray creates unique spray properties.


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*The above is a rendering of a future product. Images are prototype demo versions. Product is still currently under development not yet available on the market.

In the next five years we want to move several products that are now prototypes to market, generating cash flow and profitability, and build a research and development team to work with Dr. Kelly to commercialize his discoveries, technologies, and trade secrets. We also intend to dig an intellectual property moat to protect that IP and the products that come from it.

We aim to use this raise towards...

- Operating costs
- Upgrading Dr. Kelly's lab
- Hiring technicians and engineers
- Paying for design consultation and outsourcing manufacturing as we take prototypes to commercialization
- Paying for domestic and international patents for intellectual property that is now trade secrets

Invest in us, and invest in a future of more efficient, more environmentally-sound spray technology.

In the Press

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Meet Our Team



Arnold Kelly

Director and Chief Technology Officer

Dr. Kelly is a co-founder and Chief Technical Officer of 4Ry, Inc. and has been with 4Ry since 2016. He invented and patented the Spray Triode Atomizer and Charge Injected Precision Spraying. Dr. Kelly received his ME in Mechanical Engineering, with honors, from Stevens Institute of Technology in 1955. He received his MS in Mechanical Engineering from UCLA in 1958 and his PhD from Cal Tech in 1965. He has worked at North American-Rockwell's Rocketdyne Division, the Caltech-Jet Propulsion Laboratory, Exxon's Corporate Research Laboratory, and was a full professor at Princeton University's Department of Mechanical and Aerospace Engineering as a Senior Research Scholar. He was CTO at ZYW from 1983 until 2016. At 4Ry, he tests and improves the Charge-Injected Spraying technologies he has invented and adapts them to different applications, develops new technologies and applications, and works with technology specialists at 4Ry's commercial, agricultural, industrial, academic, and government partners.



Robert Allen Gore

Chairman of the Board of Directors, CEO

Robert received his Bachelor of Arts in political science and economics from UCLA in 1980. He graduated Summa Cum Laude and Phi Beta Kappa, with honors in both majors. He received an MBA and JD from UC Berkeley. He is an inactive member of the California Bar Association. He worked at Prudential Securities, Los Angeles, as a bond trader and manager of the West Coast Regional Municipal Bond Desk, and at Crowell, Weedon & Co. as a bond trader, Director of Fixed Income and Proprietary Trading, and Member of the Executive Committee. He joined 4Ry in 2016 as Vice President of Agricultural Applications and became CEO in February of 2020. He is responsible for finance, legal affairs, commercializing Charge-Injected Precision Spraying technologies developed by Dr. Arnold Kelly and developing relationships with industrial, academic, financial, agricultural, and government partners.



Mark Akimoto

Director and Vice President

Mark has worked for a variety of companies, including Honeywell, Rittal Corp., Kinetic Systems, Meggitt Aerospace/Endevco, Kistler Corp., PCB Piezotronics, Bruel and Kjaer, AKM Tech., and Applied Innovation Group. He has also owned his own Technical Rep Company. His range of responsibilities has been in technical field sales, sales management, field service and management, applications engineering, and system integration. He joined 4Ry in 2017, where he is responsible for contract manufacturing, system integration, technical marketing, distribution, logistics, and design.



Scott Kelly

Chief Operating Officer

Scott received his Bachelor of Engineering in mechanical engineering from the Stevens Institute of Technology in 1981. He received an MBA in strategic management from Pace University in 1987. He is a member of the American Society of Mechanical Engineers. He has worked for Princeton Infrared Technologies, Prescription Advisory Systems and Technology, Princeton Scientific Instruments, Charged Injection Technologies, and United Silicon Carbide. He joined 4Ry in 2016. He was with United Silicon Carbide until 2021, when it was bought by Qorvo, Inc. Since then he has been a consultant for Qorvo. As 4Ry's Chief Operating Officer he is responsible for banking, finance, accounting, contracts administrtion, and payroll. He also works with Dr. Kelly to develop Charge-injection technologies.



Claudia Franco Kelly

Director

Claudia earned a Bachelor of Science in business and a Master of Business Administration from Pace University. She spent most of her career at the Federal Reserve Bank of New York, where her capstone role was Deputy Chief Operating Officer of the Supervision Group. She directed the Strategy and Risk Governance Office, supporting a 775-person enterprise whose focus was on operations, performance management, compliance, and risk management. Currently she is a principal at Fieldston Associates, which guides organizations to maximize operational effectiveness and comply with best practices.

Claudia is a Member of the Board of Trustees and Chair of the Governance Committee at Princeton-Blairstown Center. She is also a Member of the Board of Trustees, as well as of the Audit and Risk Management and the Planning Committees at HomeFront, an organization dedicated to ending homelessness and promoting self-sufficiency.



Gary Roling

Director

Gary is a major individual 4Ry shareholder and informally provides consultation and advice to 4Ry's management. An Army veteran, he grew up and was educated in Iowa. He received his undergraduate and Masters of Business Administration from the University of Northern Iowa. He spent 13 years in accounting and finance at John Deere. He then moved to J-TEC Associates (j-tecassociates.com), a Cedar Rapids-based manufacturer of specialized flow meters, where he was the President and owner. He sold J-TEC at the end of 2020 and retired at the end of 2021. He is an active venture investor in startup companies and venture capital funds.



Michael Bowery

Director

Mike is the President of Virtual Energy in Colorado Springs, Colorado. He received a Bachelor of Science in Nuclear Engineering from the University of Michigan and held various positions at the Fermi 2 Nuclear Power Plant and DTE Energy. He has been an in-service technician, designer, engineering supervisor, Corporate Steering Committee Manager and Power Distribution Director. In 2003 he founded Eliminator Performance Products (eliminatorproducts.com), which manufactures engine components for performance and industrial big block Ford applications.

Virtual Energy (ve-corp.com) works to improve engine performance and fuel efficiency utilizing camless hydraulic valve actuation technology, fuel injection systems, hydraulic pumping solutions and advanced electronic controls to reduce harmful emissions and optimize engine efficiency by customizing technology to meet clients' needs: new engine design, retrofit kits, and component enhancement. 4Ry and Virtual Energy are partners in the development of a more efficient, less polluting diesel fuel injector employing 4Ry's charge-injected precision spraying technology and Virtual Energy's extensive engine expertise and capabilities.



James Dong

Director

Dr. Dong is the CEO of EAVision Corporation in Pleasanton, California, (eavisiontech.com). He received his PhD in Electrical Engineering at CREOL Optical Center at the University of Central Florida, his MS at Jilin University, and is an expert in the fields of optics and machine vision. He has worked at LuxNet Corp., where he was the vice president, Agility Comm, and JDSU. He also founded IITECH and co-founded New Vision Science and Technology Co. EAVision manufactures agricultural drones for inspection and spraying, mist spraying systems, and a ground-based crop protection vehicle. The company is both a customer of and investor in 4Ry.

Offering Summary

Company	:	fouRy, Inc.
Corporate Address	:	100 Sun Ave. NE, Ste 650, Albuquerque, NM 87109
Offering Minimum	:	$9,999.65
Offering Maximum	:	$1,069,996.95
Minimum Investment Amount (per investor)	:	$215.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,651
Maximum Number of Shares Offered	:	497,673
Price per Share	:	$2.15
Pre-Money Valuation	:	$12,074,593.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$500+

Receive 3% bonus shares

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

fouRy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

When lightning strikes, you see the awesome splendor of the bolt. In an instant, it flashes from air to ground. But did you ever think that the same scientific principle that moves lightning from heaven to earth could be used to solve real-world challenges faced by countless industries?

Dr. Arnold Kelly of 4Ry did. He invented the Spray Triode Atomizer, a patented spray nozzle that charge-injects fluids before they leave the nozzle. The charged, self-propelled spray leaves a uniform, best-quality finish, and will even wrap around the backside of the target and coat it as well.

Current spray nozzles blast the fluid everywhere. Fluid drifts, drips, and oversprays the target. That's an inefficient waste of money. It's a hazard to the workers spraying and anyone nearby. And it can cause environmental damage—soil and water contamination. Charge-injected Precision Spraying, or ChIPS, negatively charges fluid droplets, which are attracted to the grounded target just like lightning is attracted to the earth, the ultimate ground. The spray coats the target evenly, wrapping around and coating the backside. Even irregular surfaces can be smoothly coated, with a minimum of wasteful, hazardous drift and overspray.

4Ry spraying technology has the potential to be the foundational technology for spray applications, including crop and cattle protection products, home and commercial pest control, precast concrete form oils, machine tool oils, industrial painting, and powder coating, personal care products, blue-flame, portable stove combustion, fuel injection, and more.

Dr. Kelly's fundamental, quantum-level discoveries are also the basis for a variety of other applications. Third-party testing has verified that 4Ry's distilled-water sprayer can kill bacteria, which could make water a chemical-free disinfectant. With its foundational patent, two patents to be filed, prototypes, and close relationships that include Oldcastle infrastructure, Raven Industries, EAVision, HVM Technology, Virtual Energy, the USDA, and Texas A&M.

4Ry plans to increase its research and development capabilities, bring its prototypes to market, and protect its Intellectual Property. Invest in 4Ry today.

-

Short Video

You can see the intense streaming almost immediately upon exit. It's purely electrostatic as I'll begin to demonstrate by just shutting off the voltage, the voltage is off. No air, pure fluid. Voltage on.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:10 PM 08/08/2022
FILED 04:10 PM 08/08/2022
SR 20223206787 - File Number 5961151

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FOURY, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Foury, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 7, 2019, and amended on June 16, 2022. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Foury, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808, and the name of its registered agent at such address is Corporation Service Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this Corporation is authorized to issue is 7,550,000 shares. The total number of shares of common stock authorized to be issued is 7,000,000, par value $0.001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 550,000, par value $0.001 per share, all of which are designated "**Series Seed Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "**Change of Control**" shall mean (i) the consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if persons who were not members of the Corporation immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent Corporation of such continuing or surviving entity; or (ii) the sale, transfer, or other disposition of all or substantially all of the Corporation's assets. A transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction.

(b) "**Conversion Price**" shall mean $1.00 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(c) "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(d) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than

(i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(e) "**Original Issue Price**" shall mean $1.00 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(f) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(g) "**Series Seed Liquidation Preference**" shall mean $1.00 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

2. Liquidation Rights.

(a) Liquidation Preference. In the event of any Deemed Liquidation Event, the holders of the Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series Seed Preferred Stock held by them equal to the Liquidation Preference specified for such share of Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series Seed Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series Seed Preferred Stock of the full amounts specified in Section 2(a), the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Shares not Treated as Both Series Seed Preferred Stock and Common Stock in any Distribution. Shares of Series Seed Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of

Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Series Seed Preferred Stock.

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Deemed Liquidation Event shall be valued as follows: (i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution; (ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(d), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3. Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows:

(e) *Voluntary Conversion*. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series Seed Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price.

(f) Automatic Conversion. Each share of Series Seed Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series Seed Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests, or (iii) upon a Change of Control (each of the events referred to in (i), (ii) and (iii), are referred to herein as an "**Automatic Conversion Event**").

(g) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series Seed Preferred Stock held by each holder of Series Seed Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series Seed Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series Seed Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series Seed Preferred Stock shall not be deemed to have converted such Series Seed Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(h) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(i) Adjustments for Subdivisions or Combinations of Series Seed Preferred Stock. In the event the outstanding shares of Series Seed Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series Seed Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series Seed Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series Seed Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(j) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series Seed Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series Seed Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series Seed Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series Seed Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Series Seed Preferred Stock. The holders of Series Seed Preferred Stock shall have one vote per share.

(b) Common Stock. The holders of Common Stock shall have one vote per share.

5. Dividend Rights. Any Distributions shall be payable to the holders of Common Stock and the Series Seed Preferred Stock, as one class, as if the Series Seed Preferred Stock had been converted to Common Stock on the record date for the distribution.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article XIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware

General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of August 3, 2022.

Robert Gore, Chief Executive Officer